Exhibit 19.1

Guardian Pharmacy Services, Inc.

Insider Trading Policy

In order to take an active role in the prevention of insider trading violations by its directors, officers and employees, Guardian Pharmacy Services, Inc. and its subsidiaries (collectively, the “Company” or “Guardian”) have adopted this Insider Trading Policy (this “Policy”) and the procedures described herein.

1.	Statement of Policy

Prohibition Against Insider Trading. Guardian welcomes its employees to be long term investors in the Company’s securities. Employees who do trade in the Company’s securities should do so on an occasional basis consistent with an investment strategy that is not intended, nor appears, to be speculating in the Company’s securities or engaging in day trading.

On occasion, certain employees will possess information that is not readily available to the public. Such information may constitute material nonpublic information. In general, material nonpublic information is information about the Company that has not been publicly announced and that a reasonable person would likely consider important in deciding whether to buy or sell the Company’s securities. The following are some examples of information which, among other things, may be considered material in nature and hence would preclude trading by insiders until full public disclosure of the information is made by the issuance of a press release or other public statement by Guardian or in a filing with the Securities and Exchange Commission:

(a)	annual or quarterly financial results;

(b)	unusual gains or losses in major operations;

(c)	projections of future earnings or losses, or other earnings guidance;

(d)	a change to previously announced earnings guidance, or the decision to suspend earnings guidance;

(e)	a potential or actual change in share ownership that may affect the control of Guardian;

(f)	a change in the corporate structure such as a merger, amalgamation, or reorganization;

Guardian Pharmacy Services, Inc.

Insider Trading Policy

Effective March 25, 2025

(g)	a take-over bid, issuer bid or insider bid to acquire Guardian securities;

(h)	a major corporate acquisition, disposition or joint venture;

(i)	a stock split, consolidation, stock dividend or other change in capital structure;

(j)	the borrowing of a significant amount of funds or other financing transactions outside of ordinary course of business;

(k)	the development of material new products or services, or a development affecting Guardian’s resources, technology, products, customers or markets;

(l)	the entering into, termination of or any material change in a significant contract;

(m)	evidence of a significant increase or decrease in near-term earnings prospects;

(n)	an important change in capital investment plans or corporate objectives;

(o)	a significant change in management;

(p)	changes in compensation policy;

(q)	significant litigation or governmental investigations, or the resolution of such matters;

(r)

a significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or a loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;

(s)	a dispute with a major contractor or supplier, or the gain or loss of a substantial customer or supplier;

(t)	an event of default under a financing or other agreement;

(u)	a declaration of or a failure to declare dividends;

(v)	a call of securities for redemption;

(w)	any acquisition or disposition of property or assets that has not been negotiated at arm’s length or other significant related party transactions;

(x)	a change in auditors or auditor notification that Guardian may no longer rely on an audit report;

(y)	impending bankruptcy, corporate restructuring or receivership, or the existence of severe liquidity problems; and

Guardian Pharmacy Services, Inc.

Insider Trading Policy

Effective March 25, 2025

(z)

any other development relating to the business and affairs of Guardian that would reasonably be expected to significantly affect the market price or value of Guardian securities or that would reasonably be expected to have a significant influence on a reasonable investor’s investment decisions.

In addition, no director, officer or employee of Guardian shall buy or sell securities of Guardian, any of its affiliates or any other company, such as competitors, customers, suppliers or business partners, based on or while in possession of material non-public information about such entity.

Twenty-Twenty Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

Tipping Information to Others. Whether the information is proprietary information about Guardian or information that could have an impact on Guardian stock price, you must not pass the information on to others or recommend the purchase or sale of securities about which you have material nonpublic information.

Policy Applies to all Employees. Remember, insider trading restrictions are not limited to directors and officers; they apply to anyone who comes into possession of material nonpublic information about Guardian, our subsidiaries, or other companies, such as our customers, suppliers, current and potential business partners and prospective acquisition candidates. As we pursue new business opportunities through acquisitions and divestitures, joint ventures, internal restructuring and new contracts, the people involved in the planning process must be aware of their obligations under the federal securities laws, as well as under any confidentiality agreements that are in place with other parties to the transactions.

Transactions by Family Members. The very same restrictions apply to your family members and others living in your household. You are responsible for the compliance of your family members and others who live in your household, or other individuals (who may live elsewhere) or entities whose transactions in Guardian securities are under your control or influence.

2.	Preclearance Group

For certain individuals within the Company, additional restrictions on trading will apply. These individuals, collectively the “Preclearance Group,” consist of:

(a)	Members of Guardian’s Board of Directors;

(b)	Members of Guardian’s Senior Leadership Team, all Pharmacy Presidents, all employees in the Accounting Department, and all employees in the Business Intelligence Department;

Guardian Pharmacy Services, Inc.

Insider Trading Policy

Effective March 25, 2025

(c)	Designated Guardian employees as may be identified from time to time by Guardian’s General Counsel & Senior Compliance Officer; and

(d)

All family members of the Preclearance Group. The general definition of family members includes any child, step-child, grandchild, parent, step-parent, grandparent, spouse, sibling, father-in-law, mother-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and any adoptive relationships, where such family member is living in the same household with a member of the Preclearance Group or a member of the Preclearance Group has voting power or dispositive power over company stock held in the name of or for the benefit of the family member.

3.	Trading Rules/Blackout Periods for Preclearance Group

(a)

The Preclearance Group may not trade in Guardian stock (other than as specified by this Policy) (i) during the period beginning on the day that is fourteen (14) calendar days prior to the last day of any fiscal quarter or fiscal year end and ending after the second trading day following the public announcement of the Company’s earnings for that fiscal period by Guardian or (ii) during any other “blackout period” as designated by Guardian’s General Counsel & Senior Compliance Officer.

(b)

The blackout period trading prohibition applies to all transactions involving Guardian’s securities, including transactions in any Preclearance Group member’s 401(k) account that involve shares of Guardian stock.

(c)	Note that at all times, the Preclearance Group remains subject to the prohibition against trading on the basis of material nonpublic information during periods outside of the blackout periods.

(d)

The Preclearance Group may only trade in Guardian securities on an occasional basis consistent with an investment strategy such as not to appear to be speculating in the Company’s securities or engaging in day trading.

(e)	The Preclearance Group must not engage in short selling of or trading in puts and calls in respect of Guardian securities or any other hedging strategies.

4.	Preclearance Procedure

The Preclearance Group must preclear all securities transactions involving Guardian stock pursuant to the Company’s preclearance process. This process requires the following:

(a)

Prior to commencing any transaction in the Company’s securities, each member of the Preclearance Group must contact the General Counsel & Senior Compliance Officer (the “Clearance Agent”) to seek authorization to proceed. Such authorization request to the Clearance Agent must be in writing and must include the date of the proposed transaction, the nature of the transaction (purchase, sale, gift or other stock related transaction), the number of shares of the Company’s securities to be involved or the approximate value of the transaction.

Guardian Pharmacy Services, Inc.

Insider Trading Policy

Effective March 25, 2025

(b)

The Clearance Agent will consider the request and respond in writing to the requesting party within two business days of receiving the request. Such response shall be a written authorization or denial of the requesting party’s proposed transaction.

Additionally, any Rule 10b5-1 plan that is intended to be entered into for the purpose of executing a securities transaction must be submitted to the Clearance Agent for approval at least five days prior to the entry into such Rule 10b5-1 plan.

5.	Exceptions to the Prohibitions on Trading

The only exceptions to this Policy’s prohibitions on trading in the Company’s securities as outlined above are the following:

(a)

Restricted Stock Awards – The acquisition of shares of Guardian stock upon vesting or granting of restricted stock or other stock awards or the exercise of a tax withholding right pursuant to which the Company withholds shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or other stock awards; however, this exception does not include any subsequent sale of the shares acquired upon vesting of restricted stock or other stock awards;

(b)

Stock Option Exercises – Exercises of stock options for cash granted under the Company’s equity compensation plans; however, this exception does not include the subsequent sale of the shares acquired pursuant to the exercise of a stock option;

(c)

Bona Fide Gifts – Bona fide gifts of securities are not deemed to be transactions for the purposes of this Policy. However, during any blackout period, the Preclearance Group must preclear all bona fide gifts of securities with the Clearance Agent. Whether a gift is truly bona fide will depend on the circumstances surrounding the specific gift. The more unrelated the donee is to the donor, the more likely the gift would be considered “bona fide” and not a “transaction.” For example, gifts to charities, churches or non-profit organizations generally are not deemed to be “transactions.” However, gifts to dependent children followed by the sale of the gifted stock in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, may be deemed to be a transaction and not a bona fide gift;

(d)

10b5-1 Plan Transactions – Transactions pursuant to a previously established contract, plan or instruction to trade in Guardian securities (a “Rule 10b5-1 Plan”) entered into in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and approved by the Clearance Agent; and

Guardian Pharmacy Services, Inc.

Insider Trading Policy

Effective March 25, 2025

(e)	Other Transactions – Any other purchase of Guardian securities from Guardian or sales of Guardian Securities to Guardian.

While these types of transactions are exceptions to this Policy’s prohibitions on trading in the Company’s securities, a person subject to the reporting requirements of Section 16 of the Exchange Act, or member of such person’s immediate family or household contemplating such a transaction must preclear the proposed transaction with the Clearance Agent.

6.	Certification of Policy by Preclearance Group

After reading this Policy, all members of the Preclearance Group must sign the certification attached to this Policy to indicate you have read this Policy and agree to comply with the rules set forth herein.

7.	Other Securities Matters

Officers, directors, and holders of 10 percent or more of the Company’s securities will be liable for “short-swing” profits from purchases and sales of the Company’s securities under Section 16(b) of the Exchange Act. That provision of the securities laws provides that any such person who makes both a purchase and sale or a sale and purchase of a company’s securities within a period of six months must pay to that company the excess of the sale price over the purchase price even if no real profits were made.

If an employee holds restricted securities, i.e., securities that cannot be resold by that employee unless registered under the Securities Act of 1933, as amended (the “Securities Act”) sold pursuant to Rule 144 under the Securities Act, or disposed of pursuant to another exception from the registration requirements of the Securities Act, or if the person is an officer, director, or the owner of 10 percent or more of the company’s equity securities, he or she should consult with the General Counsel & Senior Compliance Officer prior to effecting a purchase or sale of the Company’s securities.

8.	Company Matters

From time to time, Guardian may engage in transactions in Guardian securities. It is Guardian’s policy to comply with all applicable federal and state securities laws when engaging in transactions in Guardian securities.

9.	Policy Violations

The failure of any employee, or any Preclearance Group member, to comply with this Insider Trading Policy may result in disciplinary action up to and including termination of employment with the Company. Such failures may also subject the individual to significant civil or criminal penalties assessed by governmental agencies or courts of law for violations of federal, state or local law.

Any questions regarding this Policy should be directed to the General Counsel & Senior Compliance Officer.

Guardian Pharmacy Services, Inc.

Insider Trading Policy

Effective March 25, 2025

10.	Post Service or Employment Transactions

The portions of this Policy relating to trading while in possession of material non-public information and the use or disclosure of that information will continue to apply to transactions in Guardian securities even after termination of service, employment or other relationship with Guardian.

However, notwithstanding the preceding sentence, if you are a member of the Preclearance Group who is not a director or officer subject to the reporting requirements of Section 16 of the Exchange Act, the procedures set forth in this Policy related to the Preclearance Group will cease to apply to your transactions in Guardian securities at the time your service, employment or other relationship with Guardian ends. Directors will remain subject to procedures of the Preclearance Group for a period of six months following the last day of service as a director of Guardian, and officers subject to the reporting requirements of Section 16 of the Exchange Act will remain subject to procedures of the Preclearance Group for a period of six months following the last day of employment with Guardian.